UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 4, 2025, NeuroSense Therapeutics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a private placement by the Company directly to the Purchaser (the “Offering”) an aggregate of 333,334 of the Company’s ordinary shares (the “Shares”). The purchase price of each Share was $1.50. The gross proceeds to the Company from the Offering are expected to be approximately $0.5 million, before deducting offering expenses payable by the Company. The Offering is expected to close on September 8, 2025 (the “Closing Date”), subject to customary conditions.

The Company intends to use the net proceeds received from the Offering, which will be accounted for as shareholders’ equity, for general corporate purposes and working capital.

The Company agreed to file a registration statement on Form F-3 (or other appropriate form, including on Form F-1, if the Company is not then F-3 eligible) (the “Registration Statement”), registering for resale the Shares within sixty (60) business days of the Closing Date, and to use commercially reasonably efforts to have the Registration Statement declared effective by the Securities and Exchange Commission within ninety (90) calendar days from the Closing Date.

The issuance of the Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Shares will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. The Purchaser has represented that it is either an accredited investor, as defined in Rule 501 of Regulation D promulgated under the Securities Act, or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing description of terms and conditions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of the Purchase Agreement which is attached as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

A copy of the press release related to the Offering entitled “NeuroSense Therapeutics Announces $500,000 Private Placement at Premium to Market Price” is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K other than Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306, 333-260338, 333-283656 and 333-284051), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the Offering is expected to close on September 8, 2025. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of September 4, 2025, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature pages thereto
99.1	Press Release, dated September 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 4, 2025	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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